# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: FiEE, Inc., CIK 0001467761
CUSIP: 60365W102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: Room 1604, 16/F, OfficePlus @Sheung Wan, 93-103 Wing Lok Street, Sheung Wan, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 02/10/2026
Filed by CIK 0002101596
Persons authorized to receive notices and communications: Elements Corporate Svcs. Ltd., Room 1604, 16/F, OfficePlus @Sheung Wan, 93-103 Wing Lok Street, Sheung Wan, Hong Kong (K3), 00000, 852-2175-3988

## Reporting persons
- Elements Corporate Services Ltd (CIK 0002101596): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 0; shared voting power 3,196,343; sole dispositive power 0; shared dispositive power 3,196,343; aggregate amount beneficially owned 3,196,343 (39.9% of the class)
  Comment: Note to Rows 8, 10 and 11: The above-referenced shares of common stock, $0.01 par value per share (the "Common Stock"), of FiEE, Inc. (the "Issuer") beneficially owned by Elements Corporate Services Limited, a Hong Kong limited company ("Elements"), consists of (i) 76,513 shares of Common Stock issuable upon conversion of 54,652 shares of Series A Convertible Preferred Stock, $0.001 par value per share (the "Series A Convertible Preferred Stock"), which are currently convertible into shares of Common Stock at a ratio of 1.4 shares of Common Stock for each share of Series A Convertible Preferred Stock (the "Ratio") and (ii) 3,119,830 shares of Common Stock. The shares of Series A Convertible Preferred Stock vote on an as-converted basis.
  
  Note to Row 13: The percentages reported in this Schedule 13D are based on 8,010,635 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1) ("Rule 13d-3(d)(1)") of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), calculated as the sum of 7,934,122 shares of Common Stock outstanding as of February 10, 2026 according to records of the Issuer, plus 76,513 shares of Common Stock that are issuable upon conversion of the Series A Convertible Preferred Stock held by Elements.
- Wong Man Ching (CIK 0002105788): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 3,196,343; sole dispositive power 0; shared dispositive power 3,196,343; aggregate amount beneficially owned 3,196,343 (39.9% of the class)
  Comment: Note to Rows 8, 10 and 11: The above-referenced shares of Common Stock beneficially owned by Wong Man Ching consists of (i) 76,513 shares of Common Stock issuable upon conversion of 54,652 shares of Series A Convertible Preferred Stock, which are currently convertible into shares of Common Stock per the Ratio and (ii) 3,119,830 shares of Common Stock. The shares of Series A Convertible Preferred Stock vote on an as-converted basis.
  
  Note to Row 13: The percentages reported in this Schedule 13D are based on 8,010,635 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 7,934,122 shares of Common Stock outstanding as of February 10, 2026 according to records of the Issuer, plus 76,513 shares of Common Stock that are issuable upon conversion of the Series A Convertible Preferred Stock held by Elements.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: FiEE, Inc.
Address of issuer's principal executive offices: Room 1604, 16/F, OfficePlus @Sheung Wan, 93-103 Wing Lok Street, Sheung Wan, Hong Kong (K3), 00000

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being jointly filed by Elements and Wong Man Ching (together with Elements, the "Reporting Persons").
Residence or business address: The business address of each of the Reporting Persons is Room 1604, 16/F, OfficePlus @Sheung Wan, 93-103 Wing Lok Street, Sheung Wan, Hong Kong.
Present principal occupation or employment: The present principal business of Elements is that of a private investment entity, engaged in the purchase and sale of securities for investment for its own account. As the sole director and sole shareholder of Elements, Ms. Wong directs the voting and investment activities of Elements.
Criminal convictions in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Elements is organized under the laws of Hong Kong, and Ms. Wong is a citizen of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Elements is engaged in the purchase and sale of securities for investment on its own account. The source of funds for Elements and Ms. Wong is the investment capital of Elements. The Securities (as defined in Item 6 below) collectively owned by the Reporting Persons, as reported on this Schedule 13D, were purchased with the working capital of Elements pursuant to the Securities Purchase Agreement (as defined in Item 6 below) for the aggregate purchase price of $4,130,534.20.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Except as described herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate, in the future, plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The shares of Common Stock beneficially owned by the Reporting Persons are held for general investment purposes. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that they may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as reported on this Schedule 13D, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On October 2, 2025, Elements and David Lazar (the "Seller") entered into a Securities Purchase Agreement (as amended by Amendment No. 1 to the Securities Purchase Agreement, dated as of December 31, 2025 and Amendment No. 2 to the Securities Purchase Agreement, dated as of January 8, 2026, the "Securities Purchase Agreement"), pursuant to which the Seller agreed to sell to Elements (i) 1,481,669 shares of Common Stock ("Seller Acquired Shares"), (ii) a warrant exercisable for up to 404,002 shares of Common Stock (the "Warrant") (which was exercised on a cashless basis for 402,347 shares of Common Stock on November 12, 2025), (iii) a convertible note, principal amount of $300,000, convertible into shares of Common Stock at a conversion price per share equal to $0.25 (the "Note") (which was automatically converted into 1,235,814 shares of Common Stock on October 27, 2025), and (iv) 54,652 shares of Series A Convertible Preferred Stock (the "Preferred Stock"), which are currently convertible into shares of Common Stock per the Ratio. The shares of Preferred Stock are not convertible into more than 19.99% of the number of shares of Common Stock outstanding immediately prior to the original issuance date of the Preferred Stock; therefore, the Preferred Stock cannot, in the aggregate, convert into more than 557,525 shares of Common Stock.

An initial closing occurred on October 3, 2025,a pursuant to which Seller assigned $238,300.25 of the principal amount of the Note to Elements for an initial purchase price of $1,239,161.30.

On October 27, 2025, the Note automatically converted into shares of Common Stock pursuant to its terms, resulting in the issuance of 981,649 shares of Common Stock to Elements (the "Purchaser Note Shares") and 254,165 shares of Common Stock to Seller (the "Seller Note Shares").

On November 12, 2025, Seller exercised the Warrant on a cashless basis resulting in an issuance to Seller of 402,347 shares of Common Stock (the "Warrant Shares," and, together with the Preferred Stock, Seller Acquired Shares, Purchaser Note Shares and Seller Note Shares, the "Securities").

On February 10, 2026, a final closing occurred pursuant to which Seller sold to Elements the 54,652 shares of Preferred Stock, which are currently convertible into 76,513 shares of Common Stock per the Ratio, and 2,138,181 shares of Common Stock, including the Seller Acquired Shares, Warrant Shares, and Seller Note Shares, for an aggregate purchase price of $2,891,372.90.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Joint Filing Agreement, dated February 12, 2026.
Exhibit B - Securities Purchase Agreement, dated as of October 2, 2025, by and among Elements and the Seller.
Exhibit C - Amendment No. 1 to the Securities Purchase Agreement, dated as of December 31, 2025, by and among Elements and Seller.
Exhibit D - Amendment No. 2 to the Securities Purchase Agreement, dated as of January 8, 2026, by and among Elements and Seller.
Exhibit E - Note Assignment Agreement, dated as of October 3, 2025, by and among Elements and Seller.

## Signatures
- Elements Corporate Services Ltd: /s/ Wong Man Ching, Wong Man Ching, Sole Director (02/12/2026)
- Wong Man Ching: /s/ Wong Man Ching, Wong Man Ching (02/12/2026)